UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of: December 2022
(Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.
(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein are the Notice of Extraordinary General Meeting of Shareholders, Notice Regarding the Availability of Proxy Materials, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders of G Medical Innovations Holdings Ltd. (the “Company”) to be held on Friday, December 23, 2022 (the “Meeting”).

Only shareholders of record who hold ordinary shares, par value $3.15 per share, of the Company at the close of business on Wednesday, December 7, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on December 23, 2022.
99.2	Form of Proxy Card for the Extraordinary General Meeting of Shareholders to be held on December 23, 2022.
99.3	Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be held on December 23, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: December 16, 2022	By	/s/ Yacov Geva
	Name:	Yacov Geva
	Title:	Chief Executive Officer

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